EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 11 to Registration Statement No. 333-105918 of Photronics, Inc. on Form S-3 of our report dated December 5, 2003, appearing in the Annual Report on Form 10-K of Photronics, Inc. for the year ended November 2, 2003, which contains an explanatory paragraph that describes the change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets,” as discussed in Note 5 to the consolidated financial statements and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/    Deloitte & Touche LLP

Hartford, Connecticut

November 22, 2004